UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 6, 2014

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE ANNOUNCES ADDITIONAL  CONSULTANTS TO EXPEDITE ITS PPL-003 DEVELOPMENT PROGRAMS

Toronto, Ontario, October 6, 2014 – Portage Biotech Inc. (“Portage” or “the Company”) (OTC: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that its wholly owned subsidiary, Portage Pharmaceuticals Ltd (PPL) has added  the following  consultants to its team for further development of its PPL-003 for uveitis and planning for its potential Investigational New Drug (IND) application with FDA. PPL-003 uses a new proprietary cell permeable peptide platform technology derived from human genes to deliver its anti-inflammatory cargo into the eye.

Christopher A  Rhodes, PhD,   who is a pharmaceutical technologist with experience in biopharmaceutical products as well as small organics and has been responsible for product development in companies including Amylin Pharmaceuticals, Guilford Pharmaceuticals, and Mannkind Pharmaceuticals.  Most recently, Dr. Rhodes served as Chief Technology Officer of SKS Ocular, LLC where he was responsible for new technologies and product development for ocular therapeutics. Currently, Dr. Rhodes is an independent consultant and runs Drug Delivery Experts, a biopharmaceutical formulation R&D company, focused primarily on peptides, proteins, and delivery systems, and serves as CTO for Sensulin, LLC, which contracts its R&D program to the Drug Delivery Experts laboratory.   Dr. Rhodes is a chemist with a Ph.D. from UCLA, post doctoral training at Yale University, and a Bachelors degree from New York University.  Dr. Rhodes will consult on formulation strategy and planning.

E Mitchell Seymour, PhD, RAC, , who  provides regulatory affairs outsourcing services including regulatory writing and submissions, FDA meeting preparation and engagement, regulatory strategy, regulatory intelligence, and regulatory due diligence. He is research faculty at the University of Michigan Medical School and also serves in their Michigan Institute for Clinical and Health Research. In this unit, he assists faculty with their IND and Investigational New Device (IDE) submissions to FDA and their related regulatory obligations. As a life scientist, he has over 20 years of experience in basic science and clinical research in industrial and academic settings. Dr. Seymour has a BS from the University of Notre Dame and a PhD from Michigan State University.

Both Drs. Rhodes and Seymour will work with Ms. Kimberley Gentile, the Director of Operations and Dr. Holly Prentice, Director of Biotherapeutics Manufacturing at PPL.

Dr. Bruce Littman, the CEO of PPL commented, “Drs. Rhodes and Seymour along with other new consultants who are experts in ocular pharmacology and safety studies have joined our PPL-003 uveitis project team. They will provide the expertise we need to rapidly and efficiently advance PPL-003 toward an IND supporting phase 1 human studies. "

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Portage has two operating subsidiaries – PPL  and Biohaven Pharmaceutical Holding Company Limited (“Biohaven”) in which Portage holds 54% equity.

PPL

PPL holds an exclusive worldwide licence in non-oncology fields relating to the Antennapedia protein transduction technology developed by Trojantec. PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favorable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

PPL has prioritized inflammation as an area with a large therapeutic opportunity.
Using a cargo peptide against an anti-inflammatory target, PPL has demonstrated not only cell penetration but also convincing in-vitro and in-vivo pharmacological effects mediated intracellularly. The lead compound is being evaluated in several animal models of human inflammatory disease that will determine its first indication.

Biohaven

Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University regarding intellectual property for the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders.

Biohaven has been issued by the U.S. Patent and Trademark Office (“USPTO”) a notice of allowance related to Biohaven’s intellectual property licensed from Yale University (U.S. Patent Application No. 11/399,188).  The patent claims cover the use of certain glutamate modulating agents in the treatment of Generalized Anxiety Disorder (GAD).

Biohaven’s first drug candidate is being developed for treatment-resistant mood and anxiety disorders. The lead drug candidate is a Phase 2 ready compound and will enter clinical testing for treatment-resistant mood or anxiety disorders next year. A second unique drug candidate also targeting the glutamatergic system has a well-established safety profile and will begin optimization of its formulation in 2014.

For further information, contact Dr.Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com or refer to a detailed power point presentation on our website at www.portagebiotech.com

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.